Exhibit 99.1

Collabrium Japan Acquisition Corporation

(A Company in the Development Stage)

CONDENSED UNAUDITED INTERIM FINANCIAL STATEMENTS

Collabrium Japan Acquisition Corporation
(A Company in the Development Stage)

Index to financial statements

Page
Financial Statements
Condensed Unaudited Interim Balance Sheets	F-3
Condensed Unaudited Interim Statements of Operations	F-4
Condensed Unaudited Interim Statements of Cash Flows	F-5
Notes to Condensed Unaudited Interim Financial Statements	F-6

Collabrium Japan Acquisition Corporation
(A Company in the Development Stage)

CONDENSED INTERIM BALANCE SHEETS

	March 31, 2013	September 30, 2012
ASSETS	(unaudited)
Current assets:
Cash held in bank	$209,991	$18,495
Interest on cash held in trust account	7,545	-
Total current assets	217,536	18,495
Long-term assets:
Deferred offering costs	-	317,092
Cash held in trust account	43,370,000	-
TOTAL ASSETS	$43,587,536	$335,587

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accrued expenses (related party)	37,500	-
Accrued offering expenses	-	190,901
Advance from related party	76,082	-
Advance from a shareholder	-	22,876
Notes payable to shareholders	-	100,000
Total current liabilities	113,582	313,777
Long-term liabilities:
Warrant liability	3,608,561	-
TOTAL LIABILITIES	$3,722,143	$313,777

Commitments
Ordinary shares subject to possible conversion: 3,253,818 shares at conversion value	33,605,392	-

STOCKHOLDERS' EQUITY
Preferred stock (no par value), unlimited shares authorized; 0 shares issued or outstanding	-	-
Ordinary shares (no par value), unlimited shares authorized; 2,346,182 shares issued and outstanding (excluding 3,253,818 shares subject to possible conversion or tender) and 1,533,333 shares issued and outstanding as of March 31, 2013 and September 30, 2012, respectively	-	-
Additional paid-in capital	9,947,675	25,000
Deficit accumulated during the development stage	(3,687,674)	(3,190)
TOTAL STOCKHOLDERS’ EQUITY	6,260,001	21,810
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$43,587,536	$335,587

The accompanying notes are an integral part of these unaudited interim financial statement

Collabrium Japan Acquisition Corporation
(A Company in the Development Stage)

CONDENSED INTERIM STATEMENTS OF OPERATIONS
(Unaudited)

	Six Months Ended	Period from February 8, 2012 (inception) through	Period from February 8, 2012 (inception) through
	March 31, 2013	March 31, 2012	March 31, 2013
Operating expenses
Formation costs and operating expenses	$188,212	$3,190	$191,402

Loss from operations	(188,212)	(3,190)	(191,402)

Other income (expenses)
Interest income	7,545	-	7,545
Change in fair value of warrants	(3,503,817)	-	(3,503,817)
Total other expense	(3,496,272)	-	(3,496,272)

Net loss	$(3,684,484)	$(3,190)	$(3,687,674)

Net loss per common share outstanding, basic and diluted	$(1.66)	$(0.00)

Weighted average number of common shares outstanding, basic and diluted	2,217,697	1,400,000

The accompanying notes are an integral part of these unaudited interim financial statements

Collabrium Japan Acquisition Corporation
(A Company in the Development Stage)

CONDENSED INTERIM STATEMENTS OF CASH FLOWS
(Unaudited)

	For the Six Months Ended March 31, 2013	Period from February 8, 2012 (inception) to March 31, 2012	Period from February 8, 2012 (inception) to March 31, 2013
Cash flows from operating activities:
Net loss	$(3,684,484)	$(3,190)	$(3,687,674)
Adjustments to reconcile net loss to net cash used in operating activities:
Changes in operating assets and liabilities:
Interest reinvested in trust account	(7,545)	-	(7,545)
Change in fair value of warrant liability	3,503,817	-	3,503,817
Increase in accrued expenses (related party)	37,500	-	37,500
Net cash used in operating activities	(150,712)	(3,190)	(153,902)

Cash flows from investing activities:
Principal deposited in trust account	(43,370,000)	-	(43,370,000)
Net cash used in investing activities	(43,370,000)	-	(43,370,000)

Cash flows from financing activities:
Proceeds from public offering, net of offering costs of $1,016,098	40,983,902	-	40,983,902
Proceeds from sale of ordinary shares to initial shareholders	-	25,000	25,000
Proceeds from sale of private placement warrants	2,700,000	-	2,700,000
Proceeds from underwriters unit purchase option	100	-	100
Advance from related party	76,082	-	76,082
Advance from a shareholder	-	22,876	22,876
Repayment of an advance to shareholder	(22,876)	-	(22,876)
Payment of deferred offering cost	-	-	(51,191)
Proceeds from note payable to shareholder	-	25,000	100,000
Repayment of note payable to shareholders	(25,000)	-	(100,000)
Net cash provided by financing activities	43,712,208	72,876	43,733,893

Net increase in cash and cash equivalents	191,496	69,686	209,991

Cash and cash equivalent at beginning of the period	18,495	-	-
Cash and cash equivalent at end of the period	$209,991	$69,686	$209,991

Non-cash financing activity
Payment of deferred offering costs made by shareholders and included in notes payable to shareholders	$-	$75,000	$-

The accompanying notes are an integral part of these unaudited interim financial statements

COLLABRIUM JAPAN ACQUISITION CORPORATION
(A Company in the Development Stage)

NOTES TO THE CONDENSED UNAUDITED INTERIM FINANCIAL STATEMENTS

Note 1 — Organization, Plan of Business Operations and Going Concern

Collabrium Japan Acquisition Corporation (a company in the development stage) (the “Company”) was incorporated in the British Virgin Islands on February 8, 2012 as a business company with limited liability formed for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation, contractual control arrangement with, purchasing all or substantially all of the assets of, or any other similar business combination with, one or more businesses or entities (a “Business Combination”).

The accompanying unaudited condensed financial statements have been prepared in accordance with United States generally accepted accounting principles (“US GAAP”) and pursuant to the accounting and disclosure rules and regulations of the U.S. Securities and Exchange Commissions (the “SEC”) for interim financial information. Accordingly, they do not include all the information and footnotes required by US GAAP. In the opinion of management all adjustments (consisting of normal accruals) considered fair presentation have been included. Operating results for the period ended March 31, 2013 are not necessarily indicative of the results that may be expected for the year ended September 30, 2013 or any other period (for additional information see the audited financial statements and footnotes included in the Company’s Annual Report on Form 20-F, filed on February 11, 2013).

At March 31, 2013, the Company had not yet commenced any operations. All activity through March 31, 2013 relates to the Company’s formation and the public offering as described below. The Company is considered a development stage company and, as such, the Company’s financial statements are prepared in accordance with the Accounting Standards Codification (“ASC”) Topic 915 “Development Stage Entities.” The Company is subject to all of the risks associated with development stage companies. On October 24, 2013, the Company changed its fiscal year-end from December 31 to September 30.

The registration statement for the Company’s initial public offering (“Public Offering”) was declared effective on October 18, 2012. On October 24, 2012, the Company consummated the Public Offering and received proceeds, net of underwriter’s discount of $39.4 million from the issuance of 4,000,000 Units and simultaneously received $2.7 million from the issuance of 3,600,000 warrants (“Insider Warrants”) in a private placement (the “Private Placement”).  On November 29, 2012, the Company consummated the closing of the sale of 200,000 Units which were sold subject to the underwriter’s over-allotment option and the Company received proceeds of approximately $1.9 million.

On November 29, 2012, 133,333 ordinary shares were forfeited because the underwriter over-allotment option expired and was not fully exercised.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of this Public Offering and the Private Placement, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to affect a Business Combination successfully. Upon the closing of the Public Offering including the closing of a portion of the over-allotment option, approximately $43.4 million (approximately $10.33 per Public Share sold), including the proceeds of the Private Placement, is held in a trust account (“Trust Account”) and is invested in United States government treasury bills having a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940, as amended, that invest solely in U.S. treasuries until the earlier of the consummation of the initial Business Combination and the Company’s failure to consummate a Business Combination within the prescribed time. Placing funds in the Trust Account may not protect those funds from third party claims against the Company. Although the Company will seek to have all vendors, service providers, prospective target businesses or other entities it engages, execute agreements with the Company waiving any claim of any kind in or to any monies held in the Trust Account, there is no guarantee that such persons will execute such agreements. The Company’s Chairman of the Board and the Company’s Chief Executive Officer have agreed that they will be jointly and severally liable under certain circumstances to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or vendors or other entities that are owed money by the Company for services rendered, contracted for or products sold to the Company. However, they may not be able to satisfy those obligations should they arise. The remaining net proceeds (not held in the Trust Account) may be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses. In addition, (1) interest income on the funds held in the Trust Account can be released to the Company to pay its income and other tax obligations and (2) interest income on the funds held in the Trust Account can be released to the Company to pay for its working capital requirements in connection with searching for a Business Combination.

COLLABRIUM JAPAN ACQUISITION CORPORATION
(A Company in the Development Stage)

NOTES TO THE CONDENSED UNAUDITED INTERIM FINANCIAL STATEMENTS

The Company’s securities are listed on the Nasdaq Capital Markets (“Nasdaq”). Pursuant to the Nasdaq listing rules, the target business or businesses that the Company completes a Business Combination with must collectively have a fair market value equal to at least 80% of the balance of the funds in the Trust Account less the deferred commission and amounts to pay tax obligations at the time of the execution of a definitive agreement for its initial Business Combination, although the Company may acquire a target business whose fair market value significantly exceeds 80% of the Trust Account balance.

The Company was required to determine if it was a foreign private issuer (“FPI”) under Rule 3b-4(d) of the Exchange Act, as of a date within 30 days of the filing of the Registration Statement with the Securities and Exchange Commission for the Public Offering. The Company determined it was an FPI prior to the filing of the Registration Statement. As an FPI, the Company will be required to comply with the tender offer rules in connection with its initial Business Combination. The Company is required to determine its status as an FPI on an ongoing basis for all subsequent fiscal years as of the last day of its most recently completed second fiscal quarter. On such date, if the Company no longer qualifies as an FPI (as set forth in Rule 3b-4 of the Exchange Act), the Company will then become subject to the U.S. domestic issuer rules as of the first day of its fiscal year following the determination date.

The Company, after signing a definitive agreement for the acquisition of a target business, is required to provide shareholders who acquired shares in the Public Offering (“Public Shareholders”) with the opportunity to redeem their public shares for a pro rata share of the Trust Account by means of a tender offer (or it may have the option of conducting redemptions in conjunction with a proxy solicitation pursuant to the proxy rules if the Company is no longer an FPI). Each Public Shareholder will be entitled to receive a full pro rata portion of the amount then in the Trust Account (initially approximately $10.33 per share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company or necessary to pay its taxes). In no event will the Company consummate an initial Business Combination and allow redemptions of public shares such that the Company would have less than $5,000,001 in net tangible assets (including as a result of any redemptions that occurred upon taking advantage of the extension period described below). All of the Initial Shareholders waived any redemption rights they may have in connection with the initial Business Combination pursuant to letter agreements executed prior to the Public Offering.

Notwithstanding the foregoing redemption rights, if the Company is no longer an FPI and the Company seeks shareholder approval of its initial Business Combination and it does not conduct redemptions in connection with its Business Combination pursuant to the tender offer rules, the Company’s memorandum and articles of association provides that a public shareholder, individually or together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming its shares with respect to more than an aggregate of 19.9% of the shares sold in the Public Offering.

The Company’s amended and restated memorandum and articles of association provides that the Company will continue in existence only until January 24, 2014 (or April 24, 2014 if the company takes advantage of the full 90-day extension period described below). If the Company has not completed a Business Combination by such date, it will trigger the automatic liquidation of the Trust Account and the voluntary liquidation of the Company. If the Company is forced to liquidate prior to a Business Combination, its Public Shareholders are entitled to have their shares redeemed for a pro rata portion of the Trust Account, including any interest, and any net assets remaining available for distribution to them after payment of liabilities. The Initial Shareholders have agreed to waive their rights to share in any distribution with respect to their initial shares held prior to the Public Offering.

COLLABRIUM JAPAN ACQUISITION CORPORATION
(A Company in the Development Stage)

NOTES TO THE CONDENSED UNAUDITED INTERIM FINANCIAL STATEMENTS

Pursuant to the Company’s Amended and Restated Memorandum and Articles of Association, if the Company anticipates that it may not be able to consummate a Business Combination by January 24, 2014 (15 months from the closing of the Public Offering), the Company may extend the period of time to consummate a Business Combination by up to an additional 90 days by offering Public Shareholders the right to have their shares redeemed for a pro rata portion of the amount then on deposit in the Trust Account; provided that the Company will not extend the period of time to consummate an Business Combination if it will cause the Company to have less than $5,000,001 of net tangible assets.

The Company has limited resources from which to pay its expenses until a Business Combination is completed.  The Company anticipates that in order to fund its working capital requirements, it may need to use all of the remaining funds not held in trust and the interest earned on the funds held in the trust account. In the event that its working capital requirements exceed amounts not held in trust and the interest earned on the funds held in the trust account, the Company may need to enter into contingent fee arrangements with its vendors or raise additional capital through loans or additional investments from its initial shareholders, officers, directors, or third parties.

None of the initial shareholders, officers or directors is under any obligation to advance funds to, or invest in, the Company.  Accordingly, significant uncertainties include the inability to obtain additional financing if needed to execute its business plan until a Business Combination is completed.

The Company incurred a net loss from operations of $191,402 for the period from February 8, 2012 (inception) to March 31, 2013. At March 31, 2013, the Company had approximately $43.6 million of cash (including amounts in the Trust of approximately $43.4 million) and a working capital of $103,954. The Company’s accumulated deficit aggregated approximately $3.7 million at March 31, 2013. The Company has principally financed its operations from inception using proceeds from sales of its equity securities in a public offering (see Note 3) and loans from shareholders (see Note 6). The Company anticipates that in order to fund its working capital requirements, it will need to use all of the remaining funds not held in trust and the interest earned on the funds held in the trust account. The Company may need to enter into contingent fee arrangements with its vendors or raise additional capital through loans or additional investments from its Founders, officers, directors, or third parties. None of the Founders, officers or directors is under any obligation to advance funds to, or invest in, us. Accordingly, significant uncertainties include the inability to obtain additional financing. If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of its business plan, and controlling overhead expenses. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. These condensed financial statements do not include any adjustments relating to the recovery of assets or the classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Revised Prior Period Amounts

While preparing its balance sheet as of March 31, 2013, the Company identified and corrected an error related to the accounting for the Company’s outstanding warrants. The amount of the error was approximately $4 million as of October 24, 2012. The Company determined that its outstanding warrants should have been accounted as a liability recorded at fair value and that this liability should be re-measured at each reporting period with changes in fair value being reflected in the statement of operations. The determination of this accounting methodology was made as a result of potential adjustments to the exercise price of the warrants in certain circumstances as described in the warrant agreements which do not meet the criteria for equity treatment described in ASC 815-45-7D. This accounting did not result in a significant change to the balance sheet for the period ended October 24, 2012 and therefore no changes have been made.

In accordance with Securities and Exchange Commission ("SEC") Staff Accounting Bulletin Nos. 99 and 108 (“SAB 99” and “SAB 108”), the Company has evaluated these errors, based on an analysis of quantitative and qualitative factors, as to whether they were material to each of the prior reporting periods affected and if amendments of previously filed 6-K reports with the SEC are required. The Company has determined that though quantitatively material to the previous quarters, qualitatively the Company believes the recording of the warrants as liability instruments would not have influenced an investor’s decision making process and has determined to record the liability in the six month period ended March 31, 2013, as opposed to a restatement and reissuance of the previous filed balance sheet. In accordance with SAB 108, the Company will include this revised financial information when it files subsequent reports on Form 6-K or files a registration statement under the Securities Act of 1933, as amended.

COLLABRIUM JAPAN ACQUISITION CORPORATION
(A Company in the Development Stage)

NOTES TO THE CONDENSED UNAUDITED INTERIM FINANCIAL STATEMENTS

Note 2 — Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company maintains its cash deposits with major financial institutions.

Investment Held in Trust

The amounts held in the Trust Account represent substantially all of the proceeds of the Public Offering and the Private Placement and are classified as restricted assets since such amounts can only be used by the Company in connection with the consummation of an Acquisition Transaction. The funds held in the Trust Account are invested primarily in a highly liquid treasury bills.

Use of Estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of expenses during the reporting period. Actual results could differ from those estimates.  Significant estimates include the valuation of the warrant liability and value of the unit purchase option issued to the underwriter.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which at times, may exceed the Federal depository insurance coverage of $250,000. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Warrant Liability

The Company accounts for the 4,200,000 warrants issued in connection with the Public Offering and the 3,600,000 warrants issued in connection with the Private Placement in accordance with the guidance contained in ASC 815-40-15-7D whereby under that provision they do not meet the criteria for equity treatment and must be recorded as a liability. Accordingly, the Company classifies the warrant instrument as a liability at its fair value. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the Company’s statement of operations.

The fair value of the warrant liability was determined by the Company using the Binomial Lattice pricing model.  This model is dependent upon several variables such as the instrument's expected term, expected strike price, expected risk-free interest rate over the expected instrument term, the expected dividend yield rate over the expected instrument term expected volatility of the Company’s stock price over the expected term, expected time to complete an acquisition and estimated probability of completing a successful acquisition.  The expected term represents the period of time that the instruments granted are expected to be outstanding.  The expected strike price is based upon a weighted average probability analysis of the strike price changes expected during the term as a result of the down round protection.  The risk-free rates are based on U.S. Treasury securities with similar maturities as the expected terms of the options at the date of valuation.  Expected dividend yield is based on historical trends.  The Company measures volatility using a blended weighted average of the volatility rates for a number of similar publicly-traded companies along with the Company’s historical volatility.

COLLABRIUM JAPAN ACQUISITION CORPORATION
(A Company in the Development Stage)

NOTES TO THE CONDENSED UNAUDITED INTERIM FINANCIAL STATEMENTS

The inputs to the model were as follows:

	March 31, 2013	November 29, 2012	October 24, 2012
The Company’s stock price	$10.00	$10.00	$10.00
Dividend yield (per share)	N/A	N/A	N/A
Risk-free interest rate	1.21%	1.05%	0.77%
Expected term	6.23 years	6.57 years	6.67 years
Expected volatility rate	27.510%	27.419%	24.315%
Assumed acquisition date	June 24, 2014	June 24, 2014	June 24, 2014
Estimated probability of acquisition success	61.30%	61.30%	61.30%

Income Taxes

The Company accounts for income taxes under ASC Topic 740 “Income Taxes” (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statement and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim period, disclosure and transition. The Company has identified the British Virgin Islands as it’s only ‘‘major’’ tax jurisdiction, as defined. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements.

The Company’s policy for recording interest and penalties associated with audits is to record such expense as a component of income tax expense. There were no amounts accrued for penalties or interest as of or during the period from February 8, 2012 (inception) through March 31, 2013. Management is currently unaware of any issues under review that could result in significant payments, accruals or material deviations from its position.

Loss per Share

The Company complies with accounting and disclosure requirements of ASC 260, “Earnings Per Share.” Basic loss per share is computed by dividing net loss attributable to outstanding ordinary shares by the weighted-average number of outstanding ordinary shares during the period. Ordinary shares subject to possible redemption at March 31, 2013 and for the period of February 8, 2012 (inception) through March 31, 2012 of 3,253,818 and 0, respectively, have been excluded from the calculation of basic loss per share since such shares, if redeemed, only participate in their pro rata share of the trust earnings. Loss per share assuming dilution would give effect to dilutive options, warrants, and other potential ordinary shares outstanding during the period. The Company has not considered the effect of warrants to purchase 7,800,000 ordinary shares and an option to purchase 400,000 Units in the calculation of diluted loss per share, since the exercise of the warrants and the option is contingent upon the occurrence of future events.

Common Stock Subject to Possible Conversion

There are 3,253,818 ordinary shares as part of Units (the “Units”) issued in the Public Offering, which contained a conversion feature which are subject to redemption. In accordance with ASC 480, “Distinguishing Liabilities from Equity” (“ASC 480”) redemption provisions not solely within the control of the Company require the security to be classified outside of permanent equity.

COLLABRIUM JAPAN ACQUISITION CORPORATION
(A Company in the Development Stage)

NOTES TO THE CONDENSED UNAUDITED INTERIM FINANCIAL STATEMENTS

Accordingly, at March 31, 2013, 3,253,818 of the 4,200,000 public shares were classified outside of permanent equity at its redemption value because the redemption rights are subject to the occurrence of uncertain events that are outside of the Company’s control.  The number of common shares which could be subject to possible conversion  will change depending on factors (e.g. expenses, changes in fair value of the warrant liability, etc.) which  affect the Company’s tangible net asset value. The redemption value at March 31, 2013 was equal to approximately the pro rata share of the aggregate amount then on deposit in the Trust Account (approximately $10.33 per share at March 31, 2013).

Fair Value of Financial Instruments

Unless otherwise disclosed, the fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC 820, “Fair Value Measurements and Disclosures” (“ASC 820”), approximates the carrying amounts represented in the balance sheet.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

Subsequent Events

Management evaluates events that have occurred after the balance sheet date but before the financial statements are issued. Based upon the evaluation, management did not identify any recognized or non-recognized subsequent events that would have required adjustment or disclosure in the consolidated financial statements.

Note 3 — Public Offering and Private Placement

On October 24, 2012, the Company sold 4,000,000 Units at an offering price of $10.00 per Unit generating gross proceeds of $40 million or net proceeds of approximately $39.4 million in the Public Offering. On November 29, 2012, the Company consummated the closing of the sale of 200,000 Units at an offering price of $10.00 per Unit, which were sold pursuant to the underwriter’s over-allotment option in the Public Offering, generating net proceeds of approximately $1.9 million.

Each Unit consists of one ordinary share in the Company and one Warrant (“Warrants”) to purchase one ordinary share. Each Warrant entitles the holder to purchase one ordinary share at a price of $11.50 commencing on the later of the completion of an initial Business Combination and October 18, 2013 and expiring five years from the completion of an initial Business Combination, or earlier upon redemption. The Company may redeem the Warrants at a price of $0.01 per Warrant upon 30 days’ notice only in the event that the last sale price of the ordinary shares (or the closing bid price of the ordinary shares in the event the ordinary shares are not traded on any specific trading day) is at least $17.50 per share for any 20 trading days within a 30-trading day period (“30-Day Trading Period”) ending on the third day prior to the date on which notice of redemption is given and there is a current registration statement in effect with respect to the ordinary shares underlying such Warrants during the 30-Day Trading Period and continuing until the date of redemption.

In accordance with the Warrant Agreement relating to the Warrants sold and issued in the Public Offering, the Company is only required to use its best efforts to maintain the effectiveness of the registration statement covering the Warrants. There are no contractual penalties for failure to deliver securities if a registration statement is not effective at the time of exercise. Additionally, in the event that a registration statement is not effective at the time of exercise, the holder of such Warrant shall not be entitled to exercise such Warrant for cash and in no event (whether in the case of a registration statement not being effective or otherwise) will the Company be required to net cash settle the Warrant exercise.

However, if a registration statement covering the ordinary shares issuable upon exercise of the Warrants and a prospectus relating to such ordinary shares has not been declared effective within 90 days following the closing of the Business Combination, commencing on that day, warrant holders may, until such time as there is an effective registration statement and during any period thereafter when the Company has failed to maintain an effective registration statement, exercise warrants on a cashless basis.

COLLABRIUM JAPAN ACQUISITION CORPORATION
(A Company in the Development Stage)

NOTES TO THE CONDENSED UNAUDITED INTERIM FINANCIAL STATEMENTS

Simultaneously with the consummation of the Public Offering, the Company consummated the Private Placement with the sale of 3,600,000 Warrants (“Private Placement Warrants”) to its initial shareholders at a price of $0.75 per warrant, generating total proceeds of $2.7 million. The Private Placement Warrants are identical to the Warrants sold to public investors in the Public Offering except that: (i) the Private Placement Warrants were purchased pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended, (ii) the Private Placement Warrants are non-redeemable and (iii) the Private Placement Warrants are exercisable on a “cashless” basis, in each case, if held by the initial holders or permitted assigns. The Initial Shareholders have agreed that the Private Placement Warrants (including the ordinary shares issuable upon exercise of the Private Placement Warrants) will not be transferable, assignable or saleable (except to certain permitted transferees) until 30 days after the completion of an initial Business Combination.

Note 4 — Deferred Offering Costs

Deferred offering costs consist principally of legal, accounting, underwriting fees and other costs incurred through the balance sheet date that are directly related to the Public Offering and that were charged to shareholders’ equity on October 24, 2012.

Note 5 — Accrued Expenses (related party)

As of March 31, 2013, the Company has accrued rent expenses of $37,500.  The Company currently rents space provided by Collabrium Advisors LLP – an affiliate of Mr. Andrew Williams, the Company’s Chairman, and Eureka Company Limited – an Affiliate of Mr. Koji Fusa, the Company’s Chief Executive Officer

Note 6 — Advances (related party)

The Company’s Chief Executive Officer, Mr. Koji Fusa has paid on behalf of the Company, expenses for costs incurred for travel and other expenses relating to origination of a potential target, site visits, conferences, and investor meetings. As of March 31, 2013, the Company recorded as advances relating to these costs an aggregate of $76,082.

Note 7 — Notes Payable to Shareholders

The Company issued an aggregate of $100,000 principal amount unsecured promissory notes to its officers and directors on April 15, 2012. The notes were non-interest bearing and were payable on the earlier of (i) April 15, 2013, (ii) the consummation of the Public Offering or (iii) the date on which the Company determines not to proceed with the Public Offering. Due to the short-term nature of the notes, the fair value of the notes approximated the carrying amount.

Note 8 — Commitments

The Initial Shareholders and holders of the Private Placement Warrants (or underlying ordinary shares) are entitled to demand certain “piggy-back” registration rights with respect to the initial shares and the Private Placement Warrants (or underlying ordinary shares) as well as any other warrants that may be issued to them (or underlying ordinary shares) pursuant to an agreement signed on the October 18, 2012.

The Company sold to the underwriter, for $100, an option to purchase up to 400,000 Units at $15.00 per Unit. The underwriter’s Unit purchase option is exercisable starting on the later of the completion of a Business Combination or October 18, 2013 and ending on October 17, 2017. The Units issuable upon exercise of this option are identical to those sold in the Public Offering. The Company accounted for the fair value of the Unit purchase option, inclusive of the receipt of $100 cash payment, as an expense of the Public Offering resulting in a charge directly to shareholders’ equity. The Company estimated that the fair value of this Unit purchase option was approximately $255,000 (or $0.64 per Unit) using a Black-Scholes option-pricing model. The fair value of the Unit purchase option granted to the underwriter was estimated as of the date of grant using the following assumptions: (1) expected volatility of 20%, (2) risk-free interest rate of 0.86% and (3) expected life of five years. The Unit purchase option may be exercised for cash or on a “cashless” basis, at the holder’s option, such that the holder may use the appreciated value of the Unit purchase option (the difference between the exercise prices of the Unit purchase option and the underlying Warrants and the market price of the Units and underlying ordinary shares) to exercise the Unit purchase option without the payment of any cash. The Company will have no obligation to net cash settle the exercise of the Unit purchase option or the Warrants underlying the Unit purchase option. The holder of the Unit purchase option will not be entitled to exercise the Unit purchase option or the Warrants underlying the Unit purchase option unless a registration statement covering the securities underlying the Unit purchase option is effective or an exemption from registration is available. If the holder is unable to exercise the Unit purchase option or underlying Warrants, the Unit purchase option or Warrants, as applicable, will expire worthless.

COLLABRIUM JAPAN ACQUISITION CORPORATION
(A Company in the Development Stage)

NOTES TO THE CONDENSED UNAUDITED INTERIM FINANCIAL STATEMENTS

The Company presently occupies office space provided by Collabrium Advisors LLP – an affiliate of Mr. Andrew Williams, the Company’s Chairman, and Eureka Company Limited – an Affiliate of Mr. Koji Fusa, the Company’s Chief Executive Officer. Such affiliates have agreed that beginning October 18, 2012, until the Company consummates a Business Combination, it will make such office space, as well as certain office and secretarial services, available to the Company, as may be required by the Company from time to time. The Company has agreed to pay such affiliate $7,500 per month for such services commencing on November 1, 2012. As of March 31, 2013, the Company has accrued expenses of $37,500 related to these services.

Note 9 — Shareholders’ Equity

Preferred Stock

The Company’s amended and restated memorandum and articles of association authorizes the issuance of an unlimited number of preferred shares divided into five classes, Class A through Class E each with such designation, rights and preferences as may be determined by our board of directors. No preferred shares are currently issued or outstanding.

Ordinary Shares

The Company is authorized to issue an unlimited number of ordinary shares with no par value per share.

In connection with the organization of the Company, a total of 1,533,333 ordinary shares were sold to the founders (“Initial Shareholders”) at a price of approximately $0.02 per share for an aggregate of $25,000 (the “Initial Shares”).   As a result of the partial exercise of the over-allotment option by the underwriter in the Public Offering, the Company’s Initial Shareholders were required to forfeit an aggregate of 133,333 Initial Shares on November 29, 2012. Share amounts have been retroactively restated to reflect the forfeiture in the accompanying financial statements.

The Initial Shareholders have agreed not to transfer, assign or sell any of the Initial Shares (except to permitted transferees) until (i) with respect to 20% of such shares, upon consummation of an initial Business Combination, (ii) with respect to 20% of such shares, when the closing price of the Company’s ordinary shares exceeds $12.00 for any 20 trading days within a 30 trading day period following the consummation of an initial Business Combination, (iii) with respect to 20% of such shares, when the closing price of the Company’s ordinary shares exceeds $13.50 for any 20 trading days within a 30 trading day period following the consummation of an initial Business Combination, (iv) with respect to 20% of such shares, when the closing price of the Company’s ordinary shares exceeds $15.00 for any 20 trading days within a 30 trading day period following the consummation of an initial Business Combination, (v) with respect to 20% of such shares, when the closing price of the Company’s ordinary shares exceeds $17.00 for any 20 trading days within a 30 trading day period following the consummation of an initial Business Combination and (vi) with respect to 100% of such shares, immediately if, following a Business Combination, the Company engages in a subsequent transaction (1) resulting in its shareholders having the right to exchange their shares for cash or other securities or (2) involving a consolidation, merger or other change in the majority of the Company’s board of directors or management team in which the company is the surviving entity.

COLLABRIUM JAPAN ACQUISITION CORPORATION
(A Company in the Development Stage)

NOTES TO THE CONDENSED UNAUDITED INTERIM FINANCIAL STATEMENTS

Note 10 — Warrant Liability

In accordance with the Warrant Agreement relating to the warrants sold and issued in the Public Offering, the Company is only required to use its best efforts to maintain the effectiveness of the registration statement covering the warrants. There are no contractual penalties for failure to deliver securities if a registration statement is not effective at the time of exercise. Additionally, in the event that a registration statement is not effective at the time of exercise, the holder of such warrant shall not be entitled to exercise such warrant for cash and in no event (whether in the case of a registration statement not being effective or otherwise) will the Company be required to net cash settle the Warrant exercise. The warrants have been accounted for as a liability amounting to $3,608,561 at March 31, 2013.

Note 11 — Fair Value Measurements

The Company has adopted ASC 820 for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually. The adoption of ASC 820 did not have an impact on the Company’s financial position or results of operations.

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of March 31, 2013, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and includes situations where there is little, if any, market activity for the asset or liability:

Description	March 31, 2013	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)		Significant Other Unobservable Inputs (Level 3)
Assets:
Investments held in trust	$43,377,545	$43,377,545		$-	$-
Liabilities:
Warrant liability	$3,608,561	$-	$		$3,608,561

The table below provides a reconciliation of the beginning and ending balances for the liabilities measured using fair significant unobservable inputs (Level 3):

Balance – September 30, 2012	$-
Correction of an error	4,012,640
Issuance of 200,000 warrants as part of Units on November 29, 2012	104,744
Change in fair value	(508,823)
Balance – March 31, 2013	$3,608,561

Note 12 — Subsequent Event

On October 7, 2013, the Company filed on a Form 6-K an announcement in response to the letter received from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) on October 3, 2013 indicating that the Company is not currently in compliance with Nasdaq’s Listing Rules (“Listing Rules”) for continued listing due to the Company’s failure to file with the Securities and Exchange Commission under Report of Foreign Private Issuer on Form 6-K (“Form 6-K”) an interim balance sheet and income statement as of the end of its most recently completed second quarter (March 31, 2013) as required by Listing Rule 5250(c)(2).

The Notice stated that no later than December 2, 2013, the Company is required to submit a plan to regain compliance with the Listing Rules.  If Nasdaq accepts the Company’s plan, Nasdaq may grant the Company an extension of up to 180 calendar days from the date of the Notice, or until March 31, 2014, to evidence compliance with the Listing Rules.  The Company intends to file the Form 6-K before December 2, 2013 and therefore the Company would regain compliance immediately at that time. This announcement is being made in compliance with Listing Rule 5810(b).